Mail Stop 4561
via fax (650) 969-3140

October 29, 2009

Mr. Robert T. Vincenzi
Chief Executive Officer
Lasercard Corporation
1875 North Shoreline Boulevard
Mountain View, California 94043-1601

> **Re:** **Lasercard Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 0-6377**

Dear Mr. Vincenzi:

      We have reviewed your response letter dated October 7, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 14, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2009

Note 2. Summary of Significant Accounting Policies, page 52

(19) Revenue Recognition, page 61

1.   We note your response to prior comment 2 where you indicate that GDIT will ensure that any remaining inventory at the end of the contract or at the end of any one year term when a renewal option is not exercised will be removed from the secured vault and delivered to the government within six months of the contract end and therefore, you determined the "date certain" for delivery to be six months after the contract end. Please explain further how you concluded that the

requirements of SAB 104 for a fixed schedule of delivery have been met. In this regard, tell us how you considered the fact that the "date certain" for delivery can change based on whether or not the renewal option is exercised. In addition, your response refers to "DHS custom identification cards." Tell us what is done to customize these cards for the Department of Homeland Security and clarify whether these cards can ultimately be reconfigured and used by other customers.

2.   Please refer to prior comment 3. We note that the amendment to the subcontract entered into in June 2007 outlined the customer's obligation to order a specified number of cards with a fixed delivery schedule for the balance of fiscal year 2008. Please provide the delivery schedule including the specified number of cards to be shipped at each date in actual numbers (as opposed to relative units). Tell us whether the terms of amendment, as it relates to minimum order requirements, extends beyond fiscal 2008 and if so, describe such terms. Also, tell us how you account for this arrangement if the customer does not meet the minimum order requirements. Further, as previously requested please explain the reasons for any significant fluctuations in card shipments between quarters and clarify for us the material fluctuations in shipments as noted in the table provided in your response.

3.   We note from your response to prior comment 4 that the Company has established VSOE of fair value for the support packages based on the renewal rate for the 13 optional one-year renewal support packages pursuant to the guidance in TPA 5100.54. Please clarify how you determined the renewal rates stated in the contract are substantive. In this regard, tell us whether you have ever sold this type of PCS before and explain further how you determined that the renewal rates are representative of your normal pricing practices. Also, we note your reference to FTB 90-1 in your footnote disclosures on page 63 and SOP 97-2 in your response. Please clarify whether the on-going support is associated with the equipment, card manufacturing software or both and tell us the specific accounting guidance you are applying to this arrangement.

4.   You indicate that the counter-party to the agreement is again late on their payments. In this regard, we note from your disclosures on page 63 that the agreement calls for payment of $28.5 million of which $27.8 million has been received to date. Please clarify whether the $700,000 is the only amount past due or explain further how much is currently due to the Company and what portion of that amount is currently past due. Also, tell us how you determined the collectibility of any amounts past due and whether you have established an allowance for such amounts.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief